JOY GLOBAL INC.
100 E. Wisconsin Ave., Suite 2780
Milwaukee, WI 53202

        March 21, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission Division
of Corporate Finance
450 Fifth Street, NW.
Washington, D.C. 20549
Attention: Mary Beth Breslin

Re: Joy Global Inc.Form
      S-3 filed December 23, 2004
      (SEC File No. 333-121569)

      Joy Global Inc.
      Form 10-K for the year ended October 30, 2004 and related filings
      (SEC File No. 001-09299)

      Joy Global Inc.Form
      10-Q for the quarter ended January 29, 2005
      (SEC File No. 001-09299)

      Joy Global Inc.Form
      8-K filed December 16, 2004
      (SEC File No. 001-09299)

Ladies and Gentlemen:

        On behalf of Joy Global Inc. (the “Company”) and in response to the letter (the “Comment Letter”) dated March 10, 2005 from the staff of the Securities and Exchange Commission (the “Staff”) to the Company, please find below our responses to the Comment Letter.

        The numbered paragraphs below set forth the Staff’s comments from the Comment Letter (in bold type), together with the Company’s responses (in ordinary type), and correspond to the numbered paragraphs in the Comment Letter.

Form S-3

Exhibits

1.	Please file a currently dated consent with the amendment to be declared effective.

The Company confirms that it will file a currently dated consent as requested.

Exhibit 5.1

2.

We note your response to comment 10. Please supplementally confirm that all initial purchasers of securities registered under the registration statement, and all subsequent transferees of those securities from those initial purchasers or their transferees, may rely on the opinion. Alternatively, please revise the opinion to remove the limiting language.

The Company confirms that all initial purchasers of securities registered under the registration statement, and all subsequent transferees of those securities from those initial purchasers or their transferees, may rely on the opinion.

Form 10-Q for Quarter Ended January 29, 2005

Part II

Item 4. Controls and Procedures

3.

We note your disclosure that your CEO and CFO concluded that your disclosure controls and procedures were effective as of October 30, 2004, rather than as of the end of the period covered by this quarterly report. Please amend your report to disclose management’s conclusion as to the effectiveness of your disclosure controls and procedures as of January 29, 2005.

Pursuant to the Staff’s comment, the Company proposes to revise Item 4 of its Form 10-Q as shown in the attached Exhibit A.

4.

We note your disclosure that your “Chief Executive Officer and Chief Financial Officer have concluded that… [y]our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Pursuant to the Staff’s comment, the Company proposes to revise Item 4 of its Form 10-Q as shown in the attached Exhibit A.

5.

Please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-K.

Pursuant to the Staff's comment, the Company proposes to revise Item 4 of its Form 10-Q as shown in the attached Exhibit A.

¤¤¤

The Company hopes that the foregoing has been responsive to the Staff’s comments.

      If you have any questions related to this letter, please contact either me at 1-414-319-8512 or Keith Crow of Kirkland & Ellis at 1-312-861-2181. Please send any further comments via facsimile to me at 1-414-319-8520 and Keith Crow at 1-312-861-2200.

Sincerely, /s/ Oren B. Azar Oren B. Azar Associate General Counsel and Secretary
cc:	Keith S. Crow, Esq. John Jennings, Esq.